<u>Avendus Capital, Inc.</u>
<u>(SEC I.D. No. 8-68226)</u>

<u>Confidential Report on Audit of Financial Statements</u>
<u>And Supplementary Information</u>

Financial Statements and
Supplemental Schedule
For the year ended March 31, 2017
and
Report of Independent Registered Public Accounting Firm
and
Review Report Regarding Exemption Provisions

AVENDUS CAPITAL, INC.

Table of Contents

March 31, 2017

Report of Independent Registered Public Accounting Firm   1

Financial Statements

    Statement of Financial Condition   2

    Statement of Operations   3

    Statement of Changes in Stockholder's Equity   4

    Statement of Cash Flows   5

    Notes to Financial Statements   6 - 9

Supplementary Information

    Schedule I - Computation of Net Capital under rule 15c3-1 of
        the Securities and Exchange Commission.
      - Computation of Basic Net Capital Requirement   10

    Schedule II - SIPC Supplemental Report   11 - 12

    Schedule III - Management's exemption report   13

Review Report on Management's Assertion Letter   14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 3/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Avendus Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 150160

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue 12th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Puneet Shivam, Executive Director — (646) 707-0789
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Puneet Shivam, Executive Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avendus Capital, Inc. (Company), as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in Richmond County
My Commission Expires 6/25/2020

Mary Martinez
Notary Public

Signature

Executive Director
Title

This report ** contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x)
(x) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit .

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.212.448.0053	www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Avendus Capital, Inc.

We have audited the accompanying statements of financial condition of Avendus Capital, Inc., (the "Company") (a Delaware corporation), as of March 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avendus Capital, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY
May 26, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

1

AVENDUS CAPITAL INC.
BALANCE SHEET
March 31, 2017

ASSETS		
Cash	$	1,822,873
Accounts receivable		10,395
Due from parent company		169,970
Prepaid taxes		49,408
Prepaid expenses		25,915
Property and equipment, net		7,730
Deferred tax benefits		241,469
Security deposits		260,415
Total Assets	$	2,588,175
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	227,987
Corporate taxes payable		7,462
Total Liabilities		235,449
Contingencies		-
Stockholder's Equity		
Common stock - $0.01 par value		
Class A 41,000 issued and outstanding		410
Class B 698,000 issued and outstanding		6,980
Additional paid-in-capital		1,595,410
Retained earnings		749,926
Total Stockholder's Equity		2,352,726
Total Liabilities and Stockholder's Equity	$	2,588,175

The accompanying notes are an integral part of these financial statements.

AVENDUS CAPITAL INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2017

Revenues:		
Fees	$	5,028,435
Interest income		128
Total Revenues		5,028,563
Costs and Expenses:		
Management fees and expenses to		
Avendus Capital Private, Ltd.		2,463,220
Professional fees		108,510
Advertising		53,158
Depreciation		8,709
Occupancy costs		176,904
Regulatory Fees		11,626
Salary - executive director		451,009
Salaries and wages		806,950
Payroll taxes and fringes		174,570
SIPC		12,424
Insurance		4,478
Office supplies and expense		62,885
Telephone		75,754
Travel and entertainment		121,438
Total Operating Expenses		4,531,635
Net Income Before Taxes		496,928
Provision for taxes-current		(205,570)
Provision for taxes-deferred		(5,780)
Net Income	$	285,578

The accompanying notes are an integral part of these financial statements.

AVENDUS CAPITAL INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2017

	Common Stock	Additional paid-in-capital	Retained earnings	Total Stockholder's Equity
Balances, April 1, 2016	$ 7,390	$ 1,595,410	$ 464,348	$ 2,067,148
Net Income			285,578	285,578
Balances, March 31, 2017	$ 7,390	$ 1,595,410	$ 749,926	$ 2,352,726

The accompanying notes are an integral part of these financial statements.

AVENDUS CAPITAL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017

Cash flows provided by operating activities:		
Net Income	$	285,578
Depreciation		8,709
Amortization of deferred taxes		79,753
Adjustments to reconcile net income to		
net cash provided by operating activities:		374,040
Changes in operating assets and liabilities:		
Decrease in accounts receivable		49,605
Decrease in amounts due from parent company		126,671
Decrease in foreign tax refund receivable		361,956
(Increase) in prepaid taxes		(35,287)
(Decrerase) in deferred tax benefits		(48,305)
(Decrease) in deffered rent payable		(6,904)
Decrease in prepaid expenses		(19,119)
(Increase) in security deposits		(162,360)
(Decrease) in accounts payable and accrued expenses		(128,374)
(Decrease) in Corporate taxes payable		(61,046)
Net cash provided by operating activities		450,877
Cash flows provided by investing activities:		
Investment in property and equipment		-
Net cash (used) by investing activities		-
Cash flows provided by financing activities:		
None		-
Net cash provided by financing activities		-
Net increase in cash		450,877
Cash at beginning of year		1,371,996
Cash at end of year	$	1,822,873

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. is a Delaware Corporation formed on December 21, 2007, and had been the wholly owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred herein as the Parent or Parent Company.

On January 28, 2016 Avendus Capital Inc. has restructured its share capital pursuant to which The Parent Company's shareholding In Avendus Capital Inc. (US) has been reclassified into two classes of stock: (a) Class A Common Stock" having a par value USD 0.01. Each share of Class A Common is entitled to both voting rights and dividend and distribution rights; (b) Class B Common Stock (having par value USD 0.01. Each Class B Common share is entitled to only dividend and distribution rights and no voting rights.

Further, Avendus Capital Inc. (US) made a fresh issuance of 39,000 Class A Common Stock representing 95.12% of total Cass A Common Stock issuance Call A Common Stock. Post issuance to 2 individuals and 2 trusts for a total consideration of $202,500.

The Avendus Capital, Inc. (US) commenced operations as a Broker/Dealer on September 28, 2010, with its membership approved on September 28, 2010, by the Financial Industry Regulatory Authority (FINRA). The presentation of its financial statements are in conformity with accounting principles generally accepted in the United States of America, and these statements reflect the accepted principles that apply to the development stage subsidiary (December, 2007 through September, 2010) of the operating Parent.

The Company earns revenues consisting of fees from consulting and investment banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Accounts Receivable

There is one client with $10,395 due at 3-31-17, which is fully collectible.

Due from Avendus Capital Private ltd.

The receivable consists of $256,667 from Avendus Capital Private, Limited from revenues earned and expense reimbursements incurred per an intercompany service agreement dated on October 1, 2010 and currently in effect.

Deferred Tax benefits

The deferred tax benefits represent the amortization of start-up costs of $1,024,065 over 15 years resulting in a tax deduction of $68,271 per year and a tax benefit of approximately $25,000 per year creating a temporary timing difference of the tax benefit. The unamortized tax benefit at March 31, 2017 is $241,469.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the balance sheet, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles, and the carrying values approximate fair value at current market rates.

Cash

The Company maintains its accounts at Citibank and the amount is fully insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). There are times when the cash balances exceed $250,000. The cash balance including the Security deposit, at Citibank at March 31, 2017 was $2,083,288. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

Start-Up Expenses

The Company had been a "Developmental Stage Enterprise" until September 28, 2010 and the "Start-Up" Expenses have been written off as an expense in accordance with accounting principles generally accepted in the United States. These expenses are being amortized for income tax purposes at $68,271 a year through September 30, 2025 resulting in a tax benefit to the Company of approximately $241,469 as of March 31, 2017.

Property and Equipment

The Company's property and equipment consists of office furniture, fixtures and leasehold improvements. The cost of office furniture, equipment, and leasehold improvements at March 31, 2017, was $52,639 and accumulated depreciation of $44,909, respectively. Depreciation expense and accumulated depreciation is on a GAAP basis (5-7 years straight line).

NOTE 3 – RISKS AND UNCERTAINITIES

Risks

The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services offered by Avendus Capital Inc., rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals on these financial statements.

NOTE 4 – ORGANIZATION EXPENSES

The Company incurred "Organization Expenses" of $2,924, which has been amortized for income tax purpose over five years.

NOTE 5 – INCOME TAXES

The provision for taxes on book income is as follows:

Federal	$	132,777
NYS		27,687
NYS MTA		7,752
NYC		29,612
NJ & Delaware		7,742
	$	205,570

NOTE 7 – LEASE COMMITMENT

The Company relocated its office to 445 Park Avenue, 19th floor from 499 Park Avenue in New York City in April, 2017.. The lease term is five years, expiring on February 28, 2022. The lease calls for rent and utilities of $18,040 per month plus escalations starting August 1, 2017. Electricity will be charged in addition by a sub meter, based on usage.

NOTE 8 – SECURITY DEPOSIT

The lease deposit at March 31, 2017 was $257,864 and of which $254,415 is in the form of "Restricted Cash" in two certificate of deposits at Citibank. There is an additional security deposit of $6,000. The security deposit for the lease at 499 Park Ave is scheduled to be returned to the company in June, 2017, based on mutual agreement. The amount to be returned will be approximately $95,000.

NOTE 9 - EARNINGS PER SHARE

The Company uses FASB ASC 260-10, (formerly SFAS No. 128), "Earnings per Share," for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding.

Diluted earnings per share are computed similar to basic earnings per share except that the denominator is increased to include common stock equivalents, if any, as if the potential common shares had been issued. There are no common stocks equivalents, therefore either basic or diluted income per share are the same and calculated at $0.39 per share.

NOTE 10 – FAIR VALUE MEASUREMENT

The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. The Company complies with the reporting requirements of FASB ASC 820-5, but does not have any cash equivalents or other monetary assets.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company provided services per an "Intercompany Services Agreement" dated October 10, 2010, and recorded $2,492,585 in revenues for the fiscal year ended March 31, 2017.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 26, 2017, which is the date the financial statements were available to be issued. There were no occurrences that required additional disclosure.

AVENDUS CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
March 31, 2017

NET CAPITAL:

Total stockholder's equity	$	2,352,726
Deductions and/or charges:		
Non-allowable assets:		
Security deposits		260,415
Due from parent company		169,970
Accounts receivable		10,395
Prepaid taxes		49,408
Prepaid expenses		25,915
Furniture and equipment		7,730
Deferred tax benefits		241,469
Total non-allowable assets		765,302
Net Capital before haircuts on security positions		1,587,424
Haircuts on security positions		-
Tentative Net Capital		1,587,424
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses		227,987
Corporate taxes payable		7,462
Total Aggregate indebtedness		235,449
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		15,697
Excess net capital	$	1,571,727
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	1,563,879
Ratio: Aggregate indebtedness to net capital is		14.8321%

The difference between the computation of net capital as computed above and as reported
 by the Company in Part IIA of Form X-17a-5 as of March 31, 2016 is attributable to the following:

Net capital was reported by Company	$	1,500,924
Net capital per audited report		(1,587,424)
The difference is due to an adjustment of non-allowable assets.	$	(86,500)



VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212-448-0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Schedule II

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Board of Directors of
Avendus Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2017, which were agreed to by Avendus Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Avendus Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Avendus Capital, Inc.'s management is responsible for the Avendus Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2017 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T Certified Public Accounts, PLLC

New York, NY
May 26, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

12

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning _April 1, 2016_
and ending _March 31, 2017_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,028,563

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Expense Reimbursement Income   58,932

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions   58,932

2d. SIPC Net Operating Revenues $ 4,969,631

2e. General Assessment @ .0025 $ 12,424

(to page 1, line 2.A.)

2

Assertions Regarding Exemption Provisions

I, am Executive Director and represent the management of Avendus Capital, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2016 through March 31, 2017.

Avendus Capital, Inc.

By:  _____

Puneet Shivam, Executive Director

May 25, 2017



VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212-448-0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
Avendus Capital, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Avendus Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Avendus Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T Certified Public Accountants

New York, NY
May 26, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

14